FORM 4


                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

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1.       Name and Address of Reporting Person*

         Icahn             Carl             C.
         (Last)            (First)          (Middle)

         c/o Icahn Associates Corp.
         767 Fifth Avenue, Suite 4700
          (Street)

         New York             New York             10153
         (City)               (State)

2.       Issuer Name and Ticker or Trading Symbol

                  Vector Group, Ltd. (VGR)


3.       IRS or Social Security Number of Reporting Person (Voluntary)


4.       Statement for August 29 and 30, 2002
                        (Month/Date/Year)


Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction
4(b)(v).


5.       If Amendment, Date of Original
                  (Month/Year)


6.       Relationship of Reporting Person to Issuer
                   (Check all applicable)



______ Director                  x       10% Owner
______ Officer                ________   Other (specify below)
  (give title below)


7.       Individual or Joint/Group Filing (check applicable line)
                  Form filed by One Reporting Person
             x    Form Filed by More than One Reporting Person



 Table I (A) - Non-Derivative Securities Acquired, Disposed of, or Beneficially
                                     Owned

1.       Title of Security
              (Instr. 3)

         Common Stock, $0.10 par value ("Shares")


2.       Transaction Date
         (Month/Day/Year)

         8/29/02


3.       Transaction Code (Instr. 8)

         Code                       V
         P


4.       Securities Acquired (A) or Disposed of (D)
                  (Instr. 3, 4 and 5)

         Amount   (A) or (D)                Price
         13,200     A                       $13.63

5.       Amount of Securities Beneficially Owned at End of Transaction
                              (Instr. 3 and 4)

                           6,537,500


6.       Ownership Form: Direct (D) or Indirect (I)
                           (Instr. 4)

                                    I


7.       Nature of Indirect Beneficial Ownership
                           (Instr. 4)

                       See Explanation


Table I (B) - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.       Title of Security
              (Instr. 3)

         Common Stock, $0.10 par value ("Shares")


2.       Transaction Date
         (Month/Day/Year)

         8/30/02


3.       Transaction Code (Instr. 8)

         Code                       V
         P


4.       Securities Acquired (A) or Disposed of (D)
                  (Instr. 3, 4 and 5)

         Amount       (A) or (D)                Price
          125,000        A                      $13.99

5.       Amount of Securities Beneficially Owned at End of Transaction
                         (Instr. 3 and 4)

                           6,662,500


6.       Ownership Form: Direct (D) or Indirect (I)
                           (Instr. 4)

                                    I


7.       Nature of Indirect Beneficial Ownership
                           (Instr. 4)

                  See Explanation

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
           (e.g., puts, calls, warrants, options, convertible securities)


1.       Title of Derivative Security
                  (Instr. 3)

         6.25% Convertible Subordinated Notes due 2008 (the "Notes")

2.       Conversion of Exercise Price of Derivative Security

         $32.86

3.       Transaction Date
         (Month/Day/Year)

         Conversion price as of 6/25/02

4.       Transaction Code
              (Instr. 8)

         Code                       V


5.       Number of Derivative Securities Acquired (A) or Disposed of (D)
                           (Instr. 3, 4 and 5)

                          (A)                        (D)


6.       Date Exercisable and Expiration Date
                  (Month/Day/Year)

         Date Exercisable                            Expiration Date

         6/29/01                                     7/15/08

7.       Title and Amount of Underlying Securities
                  (Instr. 3 and 4)

                  Title                              Amount or Number of Shares
         Common Stock, $0.10 par value               608,642

8.       Price of Derivative Security
                  (Instr. 5)

         $20,000,000

9.       Number of Derivative Securities Beneficially Owned at End of
         Transaction
                           (Instr. 4)

         $20,000,000 principal

10.      Ownership Form of Derivatives Security: Direct (D) or Indirect (I)
                                    (Instr. 4)

                  I

11.      Nature of Indirect Beneficial Ownership
               (Instr. 4)

         See Explanation

Explanation of Responses:  Because of cash dividends paid on June 28, 2002, the conversion price of the Notes was adjusted effective on June 25,2002 to $32.86 per share. Assuming future conversion of the Notes, Barberry Corp. (Barberry) may be deemed to directly beneficially own 608,642 Shares. As general partner of High River, Barberry may be deemed to beneficially own 6,662,500 Shares as to which High River possesses direct beneficial ownership. Mr. Icahn may, by virtue of his ownership of 100% interest in Barberry, be deemed to beneficially own 6,662,500 Shares as to which High River possesses direct beneficial ownership and 608,642 Shares as to which Barberry possesses direct beneficial ownership. Each of Mr. Icahn and Barberry disclaim beneficial ownership of the Shares that High River directly beneficially owns for all other purposes. Mr. Icahn disclaims beneficial ownership of the Shares that Barberry directly beneficially owns. Ms. Gail Golden, the spouse of Mr. Icahn, directly beneficially owns 13,175 Shares. Mr. Icahn disclaims beneficial ownership of Shares directly beneficially owned by Ms. Golden.


                       /s/ Carl C. Icahn                     September 3, 2002
                       **Signature of Reporting Person             Date
                          Carl C. Icahn

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

                             JOINT FILER INFORMATION



Name:             High River Limited Partnership

Address:          100 South Bedford Road
                  Mt. Kisco, New York 10549

Designated
  Filer:          Carl C. Icahn

Issuer:           Vector Group, Ltd.

Statement
for:              August 29 and 30, 2002

Signature:        Barberry Corp., as General Partner



       By: /s/ Robert J. Mitchell
           Name: Robert J. Mitchell
           Title:   Authorized Signatory

                             JOINT FILER INFORMATION



Name:             Barberry Corp.

Address:          100 South Bedford Road
                  Mt. Kisco, New York 10549

Designated
  Filer:          Carl C. Icahn

Issuer:           Vector Group, Ltd.

Statement
for:              August 29 and 30, 2002

Signature:        Barberry Corp.



       By:  /s/ Robert J. Mitchell
           Name: Robert J. Mitchell
           Title:   Authorized Signatory